

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2025

Herbjørn Hansson
Chief Executive Officer
Nordic American Tankers Limited
Swan Building
26 Victoria Street
Hamilton HM 12
Bermuda

      Re: Nordic American Tankers Limited
              Registration Statement on Form F-3
              Filed March 11, 2025
              File No. 333-285720

Dear Herbjørn Hansson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja Majmudar at 202-551-3844 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation

cc: Edward Horton